

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Richard Francella
President & Chief Executive Officer
Premier Pacific Construction, Inc.
13103 Golden Way
Poway, CA 92064

> **Re:** **Premier Pacific Construction, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 13, 2014**
> **File No. 333-192107**

Dear Mr. Francella:

We have reviewed your amended registration statement and have the following comment.

Exhibit 23.1

1.   Please provide a currently dated consent from your auditors. Refer to Item 601(b)(23) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen A. Batcher, Esq. (*via e-mail*)